UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-41638

AMBIPAR EMERGENCY RESPONSE

(Exact name of registrant as specified in its charter)

Avenida Angélica, nº 2346, 5th Floor

São Paulo, São Paulo, Brazil, 01228-200

Tel: +55 (11) 3526-3526

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐  No ☒

Closing of the Business Combination and NYSE American Listing

On March 6, 2023, Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”) and HPX Corp., an exempted company incorporated in the Cayman Islands (“HPX”) issued a joint press release announcing the closing of the previously announced business combination pursuant to that certain Business Combination Agreement, dated as of July 5, 2022, by and among New PubCo, HPX, Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands, Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil, and Ambipar Participações e Empreendimentos S.A., a sociedade anônima organized under the laws of Brazil, and the listing of New PubCo’s class A ordinary shares and warrants on the NYSE American.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Joint Press Release of Ambipar Emergency Response and HPX Corp. dated March 6, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2023

AMBIPAR EMERGENCY RESPONSE

By:	/s/ Thiago da Costa Silva
Name:	Thiago da Costa Silva
Title:	Director